News Release
Notice of 2013 Annual General Meeting, Conference Call/Webcast

Vancouver, June 10, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will host its Annual General Meeting of Shareholders on June 14, 2013 at 2:00 pm Pacific Time. The Company will also host a conference call and webcast in conjunction with the meeting. For details please see below:

2013 Annual General Meeting, Conference Call and Webcast

The meeting will be held at the Sutton Place Hotel, Versailles A room, located at 845 Burrard Street, Vancouver, Canada on Friday, June 14, 2013 at 2:00 pm Pacific Time. Following the adjournment of the 2013 Annual General Meeting, Clive Johnson, President and CEO, and other executives will provide a review of 2012 and a general corporate update.

If you are unable to attend in person you may access the call by dialing the operator at 416-695-6617 or toll free 1-800-766-6630 prior to the scheduled start time or you may listen to the call via webcast by following the link on the Company’s website at www.b2gold.com.

A playback version of the call will be available for one week after the call by dialing 905-694-9451 or toll free 1-800-408-3053 (pass code: 8310538).

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371